SUSPECT DETECTION SYSTEMS, INC.
4 Nafcha Street
Jerusalem, Israel 95508

October 29, 2009

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Alexander Ledbetter, Esq.

Re:	Suspect Detection Systems, Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed October 1, 2009

Dear Ms. Ledbetter:

In connection to the Revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on September 30, 2009 (the “Proxy Statement”), we hereby provide the following response to the Securities and Exchange Commission's oral comment regarding the number of issued and outstanding shares of Suspect Detection Systems, Inc.(the “Company”) as of September 30, 2009.

As of September 30, 2009, the Company had 71,522,893 shares issued and outstanding, including, but not limited to the following issuances:

(a)
1,713,334 shares of common stock sold pursuant to the Company’s current capital formation activity to raise up to $1,500,000 through a private placement offering, exempt from registration under the Securities Act of 1933, through the issuance of 10,000,000 units, at a purchase price of $0.15 per unit;

(b)	50,000 shares of common stock to Mr. Julius Klein, the Secretary and Treasurer for services rendered; and

(c)	3,199,891 shares issued to common stock issued to NG - The Northern Group LP in exchange for 170,295 shares of Suspect Detection Ltd.

The Company respectfully submits via EDGAR the foregoing response to the Commission.  In addition, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Sincerely yours,

/s/ Asher Zwebner

Asher Zwebner
Interim Chief Executive Officer